

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2013

Via E-mail
Joseph Masters
General Counsel and Secretary
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, California 94111-2728

>   **Re: URS Corporation**
>   **Registration Statement on Form S-4**
>   **Filed April 17, 2013**
>   **File No. 333-187968**

Dear Mr. Masters:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended December 28, 2012 have been resolved.

2. Please refer to your supplemental letter dated April 17, 2013 stating that you are registering the exchange offer in reliance on our positions enunciated in Exxon Capital Holdings, Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please revise this letter to include a representation that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any

arrangement or understanding with you or your affiliates to distribute the Exchange Notes.

3. Please disclose in the Table of Additional Registrants, and elsewhere as appropriate, that all of the guarantor subsidiaries are 100% owned by URS Corporation and that the guarantees are full and unconditional and joint and several, to the extent accurate. Where you disclose that the guarantees are full and unconditional, please also describe the circumstances when a guarantor may be released. Please also provide these disclosures when presenting the condensed consolidating financial statements in accordance with Article 3-10 of Regulation S-X in all of your periodic reports and in any amendments to the Form 8-K originally filed on April 17, 2013.

Prospectus Cover Page

4. Please disclose on the cover page that (1) broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and (2) broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

5. Please revise to include the guarantees in the heading on the prospectus cover page as the guarantees constitute a separate security.

Forward-Looking Statements, page 13

6. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please delete all references to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 16

Conditions to the Exchange Offer, page 21

7. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

<u>Signatures</u>

8. For each guarantor, please have the principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors (or persons performing similar functions) sign the registration statement. <u>See</u> Instruction 1 to Signatures on Form S-4.

<u>Exhibits</u>

<u>General</u>

9. Please file the articles of incorporation and the bylaws, or instruments corresponding thereto, for each of the guarantors. <u>See</u> Item 601(b)(3) of Regulation S-K.

<u>Legal Opinion</u>

10. We note that the opinion covers the internal laws of the State of New York and that many of the guarantors are incorporated in jurisdictions outside of New York. Please advise why you believe that the opinion of Latham & Watkins meets the requirements of Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF).

11. We note that counsel has assumed that the Indenture has been duly authorized, executed and delivered by the parties thereto, and that this assumption does not carve out the guarantors. Please note that this assumption is not appropriate with respect to the guarantors. Please have counsel revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Steven B. Stokdyk, Esq. (*via E-mail*)
        Latham & Watkins LLP